SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2015

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] n° 07.526.557/0001-00
NIRE [Corporate Registration Identification Number] 35.300.368.941

A Publicly-Held Company

MATERIAL FACT NOTICE

Ambev S.A. (“Company”), in compliance with the Brazilian Securities Commission (“CVM”) Instruction nº 358/2002, as amended, informs its shareholders and the public that the Company's management revised, on the date hereof, the cash COGS (Cost of Goods Sold) growth expectation in Brazil.

As disclosed today in our press release, we now expect cash COGS in Brazil to grow mid single digits in the full year, as opposed to mid to high single digits as previously indicated.

This material fact notice refers to projections and shall not be considered as promise of performance, since projections reflect the perception of the Company's management and are subject to risks and uncertainties. Projections take into account several factors such as general economic, market and industry conditions that are beyond the control of the Company’s management. Any changes in such assumptions or factors could cause actual results to differ from the projections made.

Additional information about our projections can be found in our 3rd quarter financial information and related press release, both available at the SEC’s website.

São Paulo, October 30, 2015.

Ambev S.A.

Nelson José Jamel

Chief Financial and Investor Relations Officer

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2015

AMBEV S.A.

By:	/s/ Nelson José Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer